Exhibit 12.01

CARAUSTAR INDUSTRIES, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(IN THOUSANDS, EXCEPT RATIOS)

	2002	2003	2004	2005	2006
EARNINGS:
Income (Loss) from continuing operations before income from equity investees, income taxes and minority interest	$(34,754)	$(50,459)	$(30,189)	$(162,092)	$73,289
Distributed income of equity investees	10,655	6,150	20,250	39,500	8,000
Fixed charges	47,245	54,288	51,912	51,481	33,808

Earnings	$23,146	$9,979	$41,973	$(71,111)	$115,097

FIXED CHARGES:
Interest expense	$39,938	$47,227	$46,214	$46,768	$29,184
Amortization of debt issuance costs	1,534	(214)	(876)	(997)	(1,161)
Estimate of the interest cost within rental expense	5,773	7,275	6,574	5,710	5,083
Capitalized interest expense	—	—	—	—	702

Fixed charges	$47,245	$54,288	$51,912	$51,481	$33,808

Ratio of earnings to fixed charges (1)	$.49	.18	.81	N/A	3.4

(1)	The 2005, 2004, 2003 and 2002 earnings were inadequate to cover fixed charges. The cover deficiency was $123.0 million, $9.9 million, $44.3 million, and $24.1 million, respectively.